CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$500,000	$35.65

Pricing supplement no. 866 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 32-A-II dated May 17, 2010	Registration Statement No. 333-155535 Dated October 8, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $500,000 Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index due March 13, 2015

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 13, 2015.*
  Cash payment at maturity of principal plus the Additional Amount, if any, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket consisting of two domestic equity indices over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed the Maximum Return of 17.00%, while seeking repayment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 8, 2010 and are expected to settle on or about October 14, 2010.

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the S&P 500® Index (“SPX”) and the Russell 2000® Index (“RTY”) (each a “Basket Index,” and together, the “Basket Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not exceed $170.
You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Basket Return × the Participation Rate of 100%; provided that the Additional Amount will not be less than zero or greater than the Maximum Return.

Participation Rate:	100%.
Maximum Return:	17.00% or $170.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was October 8, 2010.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 × [1 + (S&P 500® Index Return × 50%) + (Russell 2000® Index Return × 50%)]

On any trading day, each of the S&P 500® Index Return and the Russell 2000® Index Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Observation Date:	March 10, 2015*
Maturity Date:	March 13, 2015*
CUSIP:	48124AR41
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 32-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$500,000	$5,000	$495,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $1.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-128 of the accompanying product supplement no. 32-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 8, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-II dated May 17, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 8, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC’s website):

  Product supplement no. 32-A-II dated May 17, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002020/e38794_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, all references to “Principal Protected Notes Linked to a Weighted Basket of Components” or “Principal Protected Notes” in the accompanying product supplement no. 32-A-II are deemed to refer to “Notes Linked to a Weighted Basket of Components” and “Notes” respectively.

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CAPPED APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate of 100%, up to the Maximum Return on the notes of 17.00% provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to an equally weighted basket consisting of the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about each Basket Index, see the information set forth under “S&P 500® Index” and “Russell 2000® Index” in the accompanying product supplement no. 32-A-II
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your tax basis in the notes and the projected amount of stated interest payments made to you will reduce your tax basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 2.19%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity equal to $1,100.94. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index	PS-1

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
October 14, 2010 through December 31, 2010	$4.62	$4.62
January 1, 2011 through December 31, 2011	$22.12	$26.74
January 1, 2012 through December 31, 2012	$22.61	$49.35
January 1, 2013 through December 31, 2013	$23.11	$72.46
January 1, 2014 through December 31, 2014	$23.61	$96.07
January 1, 2015 through March 13, 2015	$4.87	$100.94

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component equity securities of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-II dated May 17, 2010.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed the Maximum Return of 17.00% of the principal amount, regardless of the appreciation of the Basket, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested directly in any of the component equity securities of the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices would have.
  ONE OF THE COMPONENTS OF THE BASKET, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  CHANGES IN THE LEVELS OF THE BASKET INDICES MAY OFFSET EACH OTHER — Movements in the level of the Basket Indices may not correlate with each other. At a time when the level of one of the Basket Indices increases, the level of the other Basket Index may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index	PS-2

  for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Indices;
    interest and yield rates in the market generally as well as in each of the markets of the securities underlying the Basket Indices;
    a variety of economic, financial, political, regulatory and judicial events that affect the securities underlying the Basket Indices or the stock markets generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Notes Linked to a Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index	PS-3

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Starting Basket Level of 100, the Maximum Return on the notes of 17.00% and the Participation Rate of 100%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, and the Basket Return of 10.00% multiplied by the Participation Rate of 100% does not exceed the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.00% × 100%) = $1,100

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, and the Basket Return of 20.00% multiplied by the Participation Rate of 100% exceeds the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,170 per $1,000 principal amount note, which reflects the Maximum Return on the notes.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index	PS-4

Historical Information

The following graphs show the historical weekly performance of each Basket Index from January 7, 2005 through October 8, 2010. The last graph below shows the weekly performance of the Basket as a whole from January 7, 2005 through October 8, 2010 and assumes the Basket level on January 7, 2005 was 100 and that each Basket Index had a 50% weight in the Basket on that date. The closing level of the S&P 500® Index on October 8, 2010 was 1,165.15. The closing level of the Russell 2000® Index on October 8, 2010 was 693.82. We obtained the various index closing levels, and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket Indices on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in any positive return on your initial investment.

JPMorgan Structured Investments — Notes Linked to a Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index	PS-5